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                                                                      EXHIBIT 99
                                                                    [DELTA LOGO]
                                                             INTERNAL MEMORANDUM
                                                           DATE: August 11, 2003



TO:               All Delta Employees

FROM:             Leo F. Mullin - Chairman and CEO

SUBJECT:          CHANGES IN EXECUTIVE COMPENSATION

As you know, since September 11, 2001, Delta has been challenged with the most serious crisis ever to face our company. Delta, along with other airlines, has suffered huge losses during the ensuing period. Yet throughout, Delta people have done what is necessary to enable us to emerge successfully from this trying period. My deepest thanks to you for this.

There are now some recent indications of a business recovery. While this is encouraging, these indications are far from enough to ensure the secure future to which we all aspire. Thus, we have had to design and begin implementing a massive profit improvement effort targeted at reducing unit costs by 15% -- improving at the same time the customer service for which Delta has always been known. It is no easy task. Yet, it is achievable, particularly by a company with Delta's history and an employee group that, in my opinion, stands head and shoulders above all others in the industry.

This process, however, which requires substantial commitment by everybody in the company, has been affected by a divisive debate regarding executive compensation. Even before that debate began, Delta's management team was engaged in discussions with our Board of Directors concerning compensation changes that should be made in light of the challenges ahead. The intention has been clear: make further tangible sacrifices in executive compensation; eliminate, as much as possible, any sense of "we versus they" on compensation philosophy, such that everyone appreciates we are all in this together; and continue, at the same time, to compensate all Delta people at levels that are as competitively fair as circumstances permit.

What has emerged is a package of changes affecting the most crucial areas of executive compensation. Executive salaries have been reduced. Incentive compensation ("bonuses") will not be accepted, even if earned, by the five senior-most executives in 2003. Retention agreements for the same five executives have been voluntarily revised. And regarding the funded Supplementary Employee Retirement Program ("funded SERP"), the final (third) payment will not be made, also by voluntary agreement of the participants, and the funding will be discontinued. Details of these changes are described in the attachment to this memo.




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Changes in Executive Compensation
August 11, 2003
Page Two


These compensation changes represent significant contributions by Delta's management team to our recovery effort. I am grateful for these contributions, as I am to all of you who have sacrificed so much since September 11.

As I have reflected on the challenges that Delta has met in the past two years, I remain impressed with how well we have performed as a team with a common purpose - protect our people, our customers, our company and our country. Our ability to achieve success in the demanding period yet ahead will require a continuing, shared commitment from all of us in the organization. The philosopher William James once said, "Great emergencies and crises show us how much better our vital resources are than we expected." Consistent with this, we at Delta have already grown stronger and better than we knew we could be. The strength and resiliency are still there, and this will assure the success of our continuing work to make Delta the world's greatest airline.


                                                          /s/ Leo F. Mullin
                                                          ----------------------
                                                          Leo F. Mullin

Attachment


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                                                                      ATTACHMENT
                                                                          PAGE 1

                   SUMMARY: CHANGES IN EXECUTIVE COMPENSATION


The requirement for participation in the cost reduction process extends to every part of Delta's organization. As part of this shared commitment, management has identified, and Delta's Board of Directors has endorsed, at its meeting on July 24, 2003, changes in executive compensation related to salary, incentive compensation, and retention agreements, as well as the Supplemental Executive Retirement Plan (SERP). Some of these changes have been announced previously but are included here to provide a complete list of related actions, as follows:

- In the area of salary, you may recall that executive vice presidents, senior vice presidents, and vice presidents adopted an 8% pay cut effective March 1. These salary alterations will continue, along with President and Chief Operating Officer Fred Reid's previously announced 10% cut and Leo Mullin's 25% reduction.

- In terms of Annual Incentive Pay for 2003 (potential cash awards based on Delta's achievement of performance goals), Michele Burns, Vicki Escarra, and Bob Colman will not accept any such payment, should it be earned. Fred Reid rescinded any Annual Incentive payment, if earned, under terms of the Federal Appropriations Act of 2003 executive compensation provisions. Leo Mullin announced his decision to this effect earlier this year. You may recall, too, that, in the wake of September 11, incentive compensation earned in 2001 was not paid to any member of the Delta management team.

- Revisions also have been made to the Special Retention Program. This was the program established by Delta's Board of Directors in January 2002 to encourage management stability. According to the program's provisions, eligible participants would have received, based on having met certain performance goals as well as specified retention requirements, a lump sum cash award in January 2004. Fred Reid will rescind any retention payment for which he might be eligible, and Leo Mullin previously announced the same decision. In addition, Michele Burns, Vicki Escarra, and Bob Colman have agreed to defer their retention payments over three years, to be paid in April of 2004, 2005, and 2006. These changes reduce the amount of payout that Delta would be required to make in 2004 and keep the retention requirement in place for two additional years.

- In addition, changes have been made to Delta's Supplemental Executive Retirement Plan (SERP). As background, the decision was made, following the unstable period after September 11, to provide funding for already accrued but unfunded retirement benefits for executives meeting the qualifying rules. The intention was to provide for levels of pension protection (which varied by person based largely on age, tenure and salary) that are widely available to employees covered by qualified plans, but were not available through unfunded SERPs. In addition, a management retention feature was put in place wherein the SERP funding was provided not all at once, but in three payments with the first payment to be made in 2002, the second in 2003, and the final in 2004. The non-qualified portion of the accrued benefit is payable in a lump sum, similar to the benefit under a 401K or cash balance plan.
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                                                                      ATTACHMENT
                                                                          PAGE 2


         Funding of SERP was designed not to increase the retirement benefit level for any individual; it was instead initiated for the purpose of providing a level of protection for the already-accrued retirement benefit similar to that provided by Delta's qualified retirement plan.

         The funding program has served its purpose. The industry environment has become more stable. And, in contrast to some of our competitors, Delta's management ranks have remained relatively stable. For these reasons, the SERP has now been changed to:


         - Forego the final (third) payment to current participants under the existing funded SERP program


         -        Discontinue the funding of any additional SERP grantor trusts.
                  Because the third payment will not be made, effectively, this will have ended the funding of the SERP program retroactively to January 1, 2003.


         Consistent with the portability features included in the new cash balance pension plan, eligible individuals will be provided with the option of taking the present value of the non-qualified portion of their accrued retirement benefit as an annuity or as a lump sum payment upon termination of their employment, regardless of age.


         In April, in an earlier, related compensation action, Leo Mullin also rescinded the stock-based awards associated with the renewal of his five-year contract, signed November 27, 2002, that had an estimated Black-Scholes value of $5.5 million.